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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2004 WASH. D.C. 153

SEC FILE NUMBER
8-53593

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Morningstar Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
225 West Wacker Drive
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

D. Scott Schilling (312) 696-6168
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

180 North Stetson	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Morningstar Investment Services, Inc.

(SEC I.D. No. 8-53593)

Statement of Financial Condition as of December 31, 2003 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

MORNINGSTAR

Morningstar Investment Services, Inc.
225 West Wacker Drive
Chicago, IL 60606
Telephone: (312) 696-6168
scott.schilling@morningstar.com

AFFIRMATION

I, D. Scott Schilling, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Morningstar Investment Services, Inc. as of December 31, 2003, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

D. Scott Schilling
Signature

Chief Compliance Officer and FINOP
Title

Margaret Mary Seemann
Notary Public

"OFFICIAL SEAL"
NOTARY PUBLIC STATE OF ILLINOIS
MARGARET MARY SEEMANN
COMMISSION EXPIRES 09/26/07

MORNINGSTAR INVESTMENT SERVICES, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

Deloitte.

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, IL 60601-6710
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Morningstar Investment Services, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Morningstar Investment Services, Inc. (the "Company") as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Morningstar Investment Services, Inc. at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2004

MORNINGSTAR INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CASH	$ 1,776,574
RECEIVABLES FROM NON-CUSTOMERS	289,059
SECURITIES OWNED	358,070
DUE FROM PARENT	3,543,113
DEFERRED TAX ASSET	1,049,772
CAPITALIZED SOFTWARE AND COMPUTER EQUIPMENT— Net of accumulated depreciation of $194,490	92,828
OTHER ASSETS	18,684
TOTAL	$ 7,128,100

LIABILITIES AND SHAREHOLDER'S EQUITY

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 823,691
SHAREHOLDER'S EQUITY:	
Common stock—$.01 par value; 10,000 shares authorized; 100 shares issued	1
Additional paid-in capital	13,826,129
Unearned stock-based compensation	(427,315)
Accumulated deficit	(7,094,406)
Total shareholder's equity	6,304,409
TOTAL	$ 7,128,100

See notes to statement of financial condition.

MORNINGSTAR INVESTMENT SERVICES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

1. GENERAL

Basis of Presentation—The accompanying financial statements include the accounts of Morningstar Investment Services, Inc. (the "Company"), a wholly owned subsidiary of Morningstar, Inc. (the "Parent").

Nature of Operations—The Company, a Delaware corporation, is a registered securities broker/dealer which provides discretionary portfolio-management services for financial advisors and intermediaries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management's Use of Estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition—Management fees from assets under management are recognized ratably over the period the assets are under management. Realized and unrealized gains and losses on securities are included in other revenues in the determination of net income (loss). Securities transactions are recorded on a trade-date basis.

Securities Owned—Securities owned represent shares owned in various mutual funds and exchange traded funds. Securities owned are classified as trading securities and carried at current market value based on current market quotes, which approximate fair value. At December 31, 2003, cost of mutual funds and exchange traded funds owned was $329,547.

Due from Parent—Due from Parent represents amounts due from Morningstar, Inc. for the use of deferred tax assets, primarily net operating loss carryforwards, generated by the Company.

Capitalized Software and Computer Equipment—Computer equipment is stated at cost. The cost of computer equipment is depreciated using the double-declining balance method, taking a full month of depreciation in the month of acquisition, based upon the useful life of the equipment, generally three years. At December 31, 2003, the carrying value of computer equipment was $23,658, net of accumulated depreciation of $69,193. The Company also capitalizes certain software development costs in accordance with Emerging Issues Task Force Issue No. 00-2, *Accounting for Web Site Development Costs,* and AICPA Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. Depreciation of capitalized amounts is computed using the straight-line method over the remaining useful life of the product, generally seven years. The carrying value of capitalized software at December 31, 2003 was $69,170, net of accumulated depreciation of $125,297.

Stock-based Compensation—The Company measures compensation expense related to stock option grants under the intrinsic value method using variable plan accounting in accordance with the provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25").

Compensation expense is recorded based on the difference between the fair market value of the stock and the exercise price as the options vest.

Income Taxes—The Company has established deferred income taxes for the temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes.

New Accounting Pronouncements—In December 2003, the FASB issued FASB Interpretation No. 46 (Revised December 2003) ("FIN 46(R)") *Consolidation of Variable Interest Entities*, to replace FIN 46 and to clarify the application of Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, as amended by Statement of Financial Accounting Standards ("SFAS") No. 94, *Consolidation of All Majority-Owned Subsidiaries*, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company will apply FIN 46(R) to any interest in an entity subject to its provisions created after December 31, 2003. The Company will also apply FIN 46(R) to all entities subject to its provisions created before December 31, 2003 beginning January 1, 2005. The adoption of FIN 46(R) is not expected to have a material impact on the Company's financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. This statement established standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. This statement was effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company's financial position or results of operations.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, as defined, which is equivalent to the greater of $100,000 or 6-2/3% of "aggregate indebtedness," as defined.

At December 31, 2003, the Company had net capital, as defined, of $1,265,153, which was $1,165,153 in excess of its required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .65 to 1.

4. DEFINED CONTRIBUTION PROFIT-SHARING PLAN

Substantially all employees of the Company participate in the defined contribution cash or deferred arrangement 401(k) plan sponsored by Morningstar, Inc. The plan allows employees to voluntarily contribute pretax dollars up to a maximum amount allowable by the Internal Revenue Service. The Company contributes an amount equal to the employees' contributions up to 7% of the employees' salaries.

5. RELATED-PARTY TRANSACTIONS

In 2003, the Company recorded general and administrative expenses which represent an allocation of corporate compensation and other overhead costs, which include occupancy, to the Company from Morningstar, Inc. In addition, Morningstar, Inc. made capital contributions to the Company to fund its operations in accordance with an intercompany agreement.

6. INCOME TAXES

The Company's income and expenses are included in the consolidated federal income tax return of Morningstar, Inc. The provision for federal income taxes is based upon the statutory rate after giving effect to the deduction for state and local taxes. With respect to state and local taxing authorities, the Company generally files its own tax return in those jurisdictions which do not otherwise require inclusion in a consolidated return.

The tax effects of the temporary differences that give rise to the deferred income tax asset as of December 31, 2003 were as follows:

Operating loss carryforwards	$ 1,027,581
Deferred state taxes	(67,485)
Capitalized software and computer equipment	20,905
Stock-based compensation	55,773
Other	12,998
Total net deferred income tax asset	$ 1,049,772

Management believes that it is more likely than not that this net deferred tax asset will be realized based on income tax laws and expectations of future taxable income stemming from ordinary operations. Uncertainties surrounding income tax law changes and future operating income levels may, however, affect the ultimate realization of all or some of this deferred tax asset. The Company has a net operating loss carryforward of $2,429,269 available to offset future taxable income. This net operating loss carryforward expires in 2021.

7. STOCK-BASED COMPENSATION

Certain employees of the Company are granted options to purchase Morningstar, Inc. common stock under the 2001 Morningstar Stock Option Plan (the "Plan"). Generally, employees are eligible for participation on the first day of employment and options expire ten years after the date of grant and vest ratably over a four-year period. Under the terms of the Plan, employees are eligible to exercise options using methods which require variable plan accounting under APB 25. During the year ended December 31, 2003, the Company recorded stock-based compensation expense based upon the difference between the fair market value of Morningstar, Inc. stock as of year-end and the exercise price of the vested options.

A summary of shares under option to the Company's employees under the Plan is as follows as of December 31, 2003:

	Shares	Weighted Average Exercise Price
Options outstanding—January 1	295,509	$13.10
Granted	40,026	8.57
Transferred	(7,268)	13.01
Canceled	(40,603)	12.50
Options outstanding—December 31	287,664	$12.55
Options exercisable	128,718	$13.11
Shares available for future grants under the Plan	2,287,365	

The weighted average fair value of the options granted in 2003, calculated using a Black-Scholes option-pricing model, is $1.83.

Additional information for options outstanding and options exercisable at December 31, 2003 is as follows:

Range of Exercise Prices	Outstanding Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Exercisable Shares	Weighted Average Exercise Price
$2.00—$8.57	49,408	8.38	$ 7.51	8,202	$ 2.21
$10.95—$14.13	238,256	6.96	13.64	120,516	13.85

The Company measures compensation expense related to stock option grants using the intrinsic value method. The fair value of each option granted is estimated on the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2003: risk-free interest rate of 3.46 percent, expected lives of seven years, and no dividend yield.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, IL 60601-6710
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Morningstar Investment Services, Inc.
Chicago, Illinois

In planning and performing our audit of the financial statements of Morningstar Investment Services, Inc. (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 23, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatement due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal control to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices and procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 23, 2004